LIGHTHOUSE LIFE CAPITAL, LLC

SUPPLEMENT NO. 1 DATED JANUARY 8, 2021
TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2020

This document supplements, and should be read in conjunction with, the offering circular of Lighthouse Life Capital, LLC (“we,” “our” or “us”), dated December 30, 2020 and filed by us with the Securities and Exchange Commission, or the Commission, on December 31, 2020, or the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

The purpose of this supplement is to disclose the addition of Jennifer F. Breen as the Chief Financial Officer of our sole member, replacing James J. Dodaro in that role. Mr. Dodaro will remain Chief Investment Officer of our sole member.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Our company is a member-managed limited liability company and operated solely by the personnel of our sole member pursuant to our limited liability company operating agreement. The following table sets forth information on the board of directors and executive officers of our sole member.

Name	Age	Position with our Company	Director/Officer Since
Michael D. Freedman	57	Chief Executive Officer*	May 31, 2018
Michael L. Coben	59	Chief Distribution and Business Development Officer*	May 31, 2018
James J. Dodaro	50	Chief Investment Officer*	May 31, 2018
Andrew M. Brecher	48	Chief Operating Officer*	May 31, 2018
Jennifer F. Breen	48	Chief Financial Officer	January 4, 2021

Jennifer F. Breen is the Chief Financial Officer of our sole member. Prior to joining the Company, Ms. Breen worked at Resource Real Estate in Philadelphia, PA, serving as Vice President and Chief Accounting Officer for non-traded REIT’s. Previously, Ms. Breen was a Senior Manager at KPMG, LLP and has worked in accounting in finance roles at ACE INA Holdings, Inc., Iomega Corporation, Tekni-Plex, Inc. and AC Lordi. Ms. Breen earned an Executive MBA from the Erivan K. Haub School of Business at Saint Joseph’s University and a Bachelor of Science in Accounting from Rider University.

James J. Dodaro is the Chief Investment Officer and a member of the board of directors. Jim has over 19 years of experience in life settlements and insurance-linked alternative assets. He previously structured and led operations for Coventry. While there, he developed the company’s start-up business plan, operationalized its business strategy and acquired nearly $30 billion of life insurance assets through the secondary market. Jim built and led the company’s financial analysis, asset valuation, financial underwriting, asset buying, trading, and portfolio management platforms. He also developed new capital sources, business ventures, and product lines, and acquired deep expertise in life settlement asset management. Jim holds a BS in Finance from Penn State University and an MBA from the University of Pennsylvania’s Wharton School of Business.